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                                                 Filed by SouthTrust Corporation
                                                 Pursuant to Rule 425 of the
                                                 Securities Act of 1933
                                                 Subject Company is Community
                                                 Bankshares Incorporated
                                                 Commission File No.: 333-71946

                        SPECIAL MEETING OF SHAREHOLDERS

To All Shareholders of Record:

         You should have recently received in the mail proxy materials that related to a special meeting of our shareholders to be held on November 29, 2001 at 5:00 p.m. (the "Special Meeting"). At the Special Meeting, you will be asked to approve a merger of Community Bankshares Incorporated into SouthTrust of Alabama, Inc., a subsidiary of SouthTrust Corporation, as described in the proxy materials. The proxy materials are dated October 30, 2001.

         It has come to our attention that the envelope that we included with the proxy materials for you to use in returning the proxy card was not a postage prepaid envelope, as we had intended. We appreciate the addition of postage by those of you that have returned your proxy cards to us.

         Because the merger requires the affirmative approval of two-thirds of our outstanding common stock, it is important that we receive completed proxy cards from all of our shareholders. As a result, we are sending to you an additional proxy card and a postage prepaid envelope for you to return your completed proxy card. IF YOU HAVE ALREADY RETURNED YOUR PROXY CARD FOR THE SPECIAL MEETING WITH THE PROPER POSTAGE, YOU DO NOT HAVE TO SUBMIT A NEW PROXY CARD, AND YOUR PROXY WILL BE VOTED AT THE SPECIAL MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS.

         We apologize for any inconvenience in this process. Whether or not you plan to attend the Special Meeting, it is important that your shares be represented and voted. We hope that you will participate in the Special Meeting, either in person or by proxy.



                                       Sincerely,

                                       /s/ Nathan S. Jones, 3rd

                                       Nathan S. Jones, 3rd
                                       President and Chief Executive Officer


Richmond, Virginia
November 8, 2001